UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Executive Officer / CFO

May 14, 2010

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo, Japan
Code Number:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Implementation of Mizuho’s Transformation Program

~Aiming at Sustainable Growth~

Mizuho Financial Group, Inc. (Takashi Tsukamoto, President & CEO) hereby announces that it has launched the Transformation Program as the Medium-term Management Policy of our group (“Mizuho”) over the next three fiscal years ending March 31, 2013 (fiscal year 2010 to 2012).

The repercussions of the global financial crisis, which started in 2008, are about to influence significantly the business environment surrounding financial institutions in various areas, including changes in social and economic structures and revisions of financial regulations. At this juncture, Mizuho will mark its 10th anniversary in September of this year. At this turning point, we have conducted a fundamental review of the current profitability, financial base and front-line business capabilities, and have identified a series of initiatives for further enhancement of these areas in order to respond promptly and appropriately to the new business environment, as well as to practice our group’s “customer first policy”.

1. The Vision of Mizuho

Mizuho’s future vision is to become “the most trusted financial institution by its customers by focusing on the core function of a financial institution which is to contribute to social and economic development”. In order to realize this vision, we will strive to further increase our corporate value through the implementation of the Transformation Program (detailed in the latter part of this press release) which consists of the following initiatives: strengthening of business areas with higher customer needs where we can leverage Mizuho’s competitive advantage; improvement of financial soundness and asset efficiency; and evolution of our group’s organization and business infrastructure.

2. Mizuho’s Transformation Program

	Program for Improving Profitability: “Strengthen our competitive advantage”
Strengthen growth of top-line profits through strategic allocation of management resources, reduce costs and pursue efficiency through a vigorous business review

‚	Program for Enhancing Financial Base: “Strengthen capital base and improve asset efficiency”
Strengthen the quality and quantity of capital and improve asset portfolio

ƒ	Program for Strengthening Front-line Business Capabilities: “Strengthen front-line business capabilities through improving efficiency and optimization”
Downsize corporate management functions and improve efficiency of the business infrastructure, and strengthen marketing front-line that engages in customer relations

 Program for Improving Profitability

Establish competitive advantage through strengthening of focused business areas and strategic allocation of management resources

(1)	Business strategy

Strengthen top-line profits by thoroughly enhancing business areas where Mizuho has a competitive advantage and fields where growth potential is envisaged. In addition, strengthen fundamental profitability through capturing the various needs of our customers in and out of Japan as a strategic business partner while facilitating financing (Gross Profits (3 Banks): aim to increase by approx. JPY 100 Bn compared with FY2009)

	Strategic expansion in business areas where Mizuho has strengths, including “the Tokyo Metropolitan Area” and “large corporate customers”

[The Tokyo Metropolitan Area: Transactions with corporate customers]

•	Strengthen initiatives for SME business through proposing comprehensive solutions in response to the management challenges of our customers

➢	Increase loans and non-interest income, enhance foreign exchange and remittance transactions by capturing customers’ cash flows in and out of Japan

•	Strengthen initiatives for business-owner customers and blue-chip land and property owners, etc.

[The Tokyo Metropolitan Area: Transactions with individual customers]

•	Strengthen initiatives for loans to individuals, including housing loans, and make Orient Corporation an affiliate of the group (planned for 1st half of FY2010)

•	Increase assets under management of individual customers through collaboration among banking, trust and securities functions

•	Improve services and accessibility of the retail business of Mizuho Trust & Banking through utilization of Mizuho Bank’s network

[Transactions with Large Corporate Customers]

•	Proactively be involved in corporate customers’ business and financial strategies taken in response to changes in industrial structure

➢	Enhance non-interest income and fundamental profitability, including foreign exchange and remittance, as well as strengthening further the delivery of comprehensive solutions by fully utilizing the products function of our group companies

‚	Strengthening of initiatives for the “Asia” region with high growth potential

Strengthen initiatives for Asia, which is a strategic region for our customers in Japan, America and Europe, by leveraging Mizuho’s total global network

[Japanese customers]

•	Provide various solutions for global strategies of our customers, including SMEs

➢	Enhance businesses focused on our customers’ cash-flows and trade finance marketing

➢	Promote ECA finance and other businesses in capturing infrastructure projects

➢	Improve capabilities for emerging currencies in Asia

[Non-Japanese customers]

•	Pursue lending opportunities with blue-chip customers in response to their financial strategy needs

•	Enhance capabilities for securities business

ƒ	Strengthening of asset management business, mainly targeting individual financial assets and pension assets

•	[Individuals] Increase market share based on balance of investment products (AUM) by increasing sales mainly through group collaboration

•	[Pension, etc.] Strengthen initiatives primarily for corporate pensions and public corporations through share-up and share-in in existing commissioned pension trusts primarily among our main bank customers

„	Provision of sophisticated financial solutions through seamless utilization of the full-line services of banking, trust and securities functions, and focus on global collaboration, M&A marketing and capital management solicitation, etc.

(2)	Cost reduction through vigorous review of businesses and reallocation of management resources to focused strategic business areas

Reduce costs through unification and optimization of group’s management infrastructure (G&A Expenses (3 Banks): aim to decrease by approx. JPY 50 Bn compared with FY2009), and reallocate management resources (e.g., human resources: approx. 1,000 staff) to strategic areas (e.g., the Tokyo Metropolitan Area and Customer Groups in Asia)

‚ Program for Enhancing Financial Base

Strengthen the quality and quantity of capital and improve asset efficiency, including “significant reduction of equity portfolio”

(1)	Strengthening of capital base

Maintain our current priority on “strengthening stable capital base” in light of on-going global discussions on the revision of capital regulations

	Accumulate retained earnings through implementation of “Program for Improving Profitability”

‚	Implement appropriate capital management

ƒ	Consider various measures in light of regulatory developments

(2)	Improvement of asset portfolio

Strategically reallocate risk-weighted assets (reduce non-customer assets, etc., allocate to strategic areas) together with “improvement of asset efficiency” and “further strengthening of risk management”

	Allocate risk-weighted assets to focused strategic business areas through thorough review of non-customer assets and low-return assets

‚	Reduce equity portfolio by JPY 1 Tn (from Mar. 2010 balance)

ƒ	Improve asset quality and streamline balance sheet

ƒ	Program for Strengthening Front-line Business Capabilities

Strengthening front-line business capabilities through downsizing and rationalization of corporate management functions and improving efficiency of business infrastructure

(1)	Redeployment of personnel to the marketing front-line

Consolidate and reorganize corporate planning and product functions of each of our group companies. Strengthen the holding company’s governing function over the group, improve efficiency of management controls and expedite our decision making, and deploy approx. 1,000 staff currently engaged mainly in corporate management functions to the marketing front-line through unification of functions

	Unify group’s planning functions (human resources, administration, IT systems and operations, etc.)

‚	Review and reorganize overlapping functions in financial product areas at Mizuho Bank and Mizuho Corporate Bank

(2)	Improvement of business infrastructure efficiency

Facilitate consolidation of operational processing functions under the “consolidate and improve efficiency” policy. At the same time, realize fundamental streamlining of cost structure with a focus on IT systems-related costs

	Unify group’s IT systems and operations units (budgeting functions, etc.) with the aim to maximize investment returns

‚	Pursue higher efficiency through consolidation of operations across group entities, including consolidation among operational centers and within joint branches of Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking

ƒ	Facilitate unification of group-wide IT systems by releasing a new IT systems platform in order to realize lower future costs

3. Key Target Figures for FY2012 (March 31, 2013)

*1:	Figures above are on a consolidated basis except for Expense Ratio which is on a 3 Banks basis
Expense Ratio (3 Banks) = G&A Expenses / Gross Profits
*2:	FY2009 Gross Profits was adjusted to exclude the dividend payment of JPY 77.5 Bn received from SPC under our schemes for capital raising
*3:	Assumed the economic environment towards March 2013 as follows:
Interest rates: Uncollateralized overnight call rate; approx. 0.1%, 10Y JBG yield; approx. 1.3%
Nikkei 225: approx. JPY 11,000, USD/JPY exchange rate: approx. JPY 90

Contact: Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 03-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including business strategies and targets. Such forward-looking statements do not represent any guarantee by management of future performance. These statements reflect information currently available to us and are subject to risks, uncertainties and assumptions, including the assumptions set forth in this immediate release. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations: and our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements regarding business strategies and targets. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

This document does not constitute a solicitation of an offer for acquisition or an offer for sale of any securities in or outside of the United States or Japan.